

07000882

UNITEDSTATES
)RITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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INUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 48642

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE LAWRENCE D. VITEZ CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6525 MORRISON BLVD., SUITE 108
(No. and Street)

CHARLOTTE (City) NC (State) 28211 (Zip Code)

PROCESSED
MAR 0 6 2007
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. LAWRENCE D. VITEZ, PRESIDENT 704-366-0466
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREER & WALKER, LLP
(Name – *if individual, state last, first, middle name*)

201 SOUTH TRYON STREET, SUITE 1500 (Address) CHARLOTTE (City) NC (State) 28202 (Zip Code)



185

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, LAWRENCE D. VITEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE LAWRENCE D. VITEZ CORPORATION, INC. DBA CONSOLIDATED SECURITIES, as of FEBRUARY 22, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

Commission Expires 7/14/2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE LAWRENCE D. VITEZ CORPORATION

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2006 and
Independent Auditors' Report

TABLE OF CONTENTS

GREER & WALKER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Lawrence D. Vitez Corporation:

We have audited the accompanying statement of financial condition of The Lawrence D. Vitez Corporation as of December 31, 2006 and the related statements of income, of changes in stockholder's equity, of changes in liabilities subordinated to claims of general creditors, and of cash flows for the year then ended, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Lawrence D. Vitez Corporation as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 10 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Greer & Walker, LLP

February 22, 2007

SOUTH TRYON SQUARE, 201 SOUTH TRYON STREET, SUITE 1500, CHARLOTTE, NC 28202 USA
TELEPHONE 704·377·0239 · FACSIMILE 704·377·8663 · WWW.GREERWALKER.COM
MEMBERS OF: AMERICAN INSTITUTE OF CPAS · FINANCIAL CONSULTING GROUP, L.C. · PKF INTERNATIONAL

THE LAWRENCE D. VITEZ CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS		
CURRENT ASSETS:		
Cash equivalents	$	50,281
Broker-dealer commissions receivable		76,776
Insurance commissions receivable		1,977
Prepaid expenses		1,980
Total current assets		131,014
PROPERTY:		
Vehicles		33,108
Office furniture and equipment		87,561
Total		120,669
Less accumulated depreciation		92,954
Property, net		27,715
TOTAL ASSETS	$	158,729
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Current portion of note payable to stockholder	$	6,076
Accounts payable		23,887
Total current liabilities		29,963
NOTE PAYABLE TO STOCKHOLDER		10,641
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value (100 shares authorized; 10 shares issued and outstanding)		10
Additional paid-in capital		990
Retained earnings		117,125
Total stockholder's equity		118,125
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	158,729

See notes to financial statements.

THE LAWRENCE D. VITEZ CORPORATION

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES:		
Broker-dealer commissions	$	749,571
Investment advisory fees and commissions		287,019
Insurance commissions		81,980
Interest		10,704
Other income		11,227
Total		1,140,501
EXPENSES:		
Salaries		403,855
Retirement plan contributions		60,695
Payroll taxes		19,152
Broker-dealer administrative expenses		5,113
Commissions		59,776
Depreciation		14,967
Rent		31,776
Office supplies and expense		18,074
Licensing and professional fees		15,048
Insurance		26,244
Travel and entertainment		10,092
Dues and subscriptions		5,196
Marketing		1,920
Other		7,645
Total		679,553
INCOME FROM OPERATIONS		460,948
OTHER EXPENSE:		
Interest		744
Loss on disposal of property		516
Total		1,260
NET INCOME	$	459,688

See notes to financial statements.

THE LAWRENCE D. VITEZ CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings
BALANCE, DECEMBER 31, 2005	$ 10	$ 990	$ 92,659
NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2006			459,688
DIVIDENDS PAID TO STOCKHOLDER			(435,222)
BALANCE, DECEMBER 31, 2006	$ 10	$ 990	$ 117,125

See notes to financial statements.

THE LAWRENCE D. VITEZ CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2006

SUBORDINATED LIABILITIES, DECEMBER 31, 2005 (RESTATED)	$	22,571
CHANGE IN SUBORDINATED LIABILITIES FOR THE YEAR ENDED DECEMBER 31, 2006		(5,854)
SUBORDINATED LIABILITIES, DECEMBER 31, 2006	$	16,717

See notes to financial statements.

THE LAWRENCE D. VITEZ CORPORATION

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	459,688
Adjustments to reconcile net income to net cash from operating activities:		
Loss on disposal of property		516
Depreciation		14,967
Changes in operating assets and liabilities:		
Commissions receivable		4,696
Accounts payable		12,396
Net cash provided by operating activities		492,263
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property		(1,749)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Principal payments on note payable to stockholder		(5,854)
Dividends paid to stockholder		(435,222)
Net cash applied to financing activities		(441,076)
NET INCREASE IN CASH EQUIVALENTS		49,438
CASH EQUIVALENTS, DECEMBER 31, 2005		843
CASH EQUIVALENTS, DECEMBER 31, 2006	$	50,281

See notes to financial statements.

THE LAWRENCE D. VITEZ CORPORATION

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations - The Lawrence D. Vitez Corporation (the "Company") is incorporated in the State of North Carolina and operates as a registered investment advisory firm, a licensed independent insurance agency, and a registered broker-dealer. The Company handles investment capital on behalf of clients including individuals, businesses and retirement plans. As a registered broker-dealer, the Company is primarily involved in the purchase and sale of mutual funds and direct participation programs on behalf of its clients. The Company does not take title to, or control of, any securities. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Security Dealers. (The Company conducts its broker-dealer activities using a trade name of "Consolidated Securities".)

Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Receivables - The Company extends credit under its service agreements for various commissions. By their nature, receivables involve risk, including the credit risk of nonpayment by the client. Receivables are considered past due based on contractual and invoice terms. Accounts deemed uncollectible are charged directly to bad debt expense. As of December 31, 2006, the Company considered all remaining balances collectible and, therefore, no allowance has been provided.

Property - Property is stated at cost. Depreciation is provided over estimated useful lives using an accelerated method.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Commission Income - Commission income and related expenses are recorded on a settlement date basis. The difference between the settlement date basis and trade date basis is not a significant amount.

Revenue Recognition - The Company bills its management advisory fees at the beginning of each calendar quarter. (Annual fees can range from .25% to 1.1% of the assets under management, and are negotiable.) Accounts receivable may relate to advisory fees, fees and commissions from mutual funds, and insurance commissions, all of which are recognized when earned.

Income Taxes - Under the provisions of the Internal Revenue Code, the Company has elected to be taxed as an "S" corporation. Under such election, the Company's taxable income or loss and tax credits are passed through to its stockholder for inclusion in his individual tax returns. Timing differences exist between income recognized for financial reporting and income tax purposes. These differences result primarily from differences in depreciation, and use of the accrual basis of accounting for financial reporting purposes and the cash basis of accounting for income tax purposes.

2. NOTE PAYABLE

As of December 31, 2006, the Company had a note payable to its stockholder, collateralized by an automobile. The note is payable in monthly installments of $550, including interest at 3.74%, through August 2009.

Scheduled principal maturities relating to this note payable as of December 31, 2006 are as follows:

Year Ending:	
2007	$ 6,076
2008	6,308
2009	4,333
Total	16,717
Less current portion	6,076
Long-term portion	$ 10,641

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2006, the Company had net capital of $85,447 which was $80,447 in excess of its required net capital of $5,000. The Company's net capital ratio was .48 to 1.

4. RETIREMENT PLAN

The Company maintains a qualified retirement plan under which eligible employees may defer a portion of their annual compensation, pursuant to Section 401(k) of the Internal Revenue Code. The plan covers substantially all full-time employees. Company contributions to the plan are made at the discretion of management. Contributions to the plan for the year ended December 31, 2006 totaled $60,695.

5. LEASE COMMITMENT

The Company leases its office space under a long-term operating lease expiring in March 2009. Total rent expense for the year ended December 31, 2006 was $31,776.

Future minimum rental payments required under this operating lease as of December 31, 2006 are as follows:

Year Ending:	
2007	$ 33,047
2008	34,369
2009	5,765
Total	$ 73,181

The Company subleases a portion of its office to a business on a month-to-month basis. Revenue from the sublease totaled $11,222 for the year ended December 31, 2006.

6. SIPC MEMBERSHIP EXCLUSION

The Company has claimed exclusion from SIPC Membership for the calendar year ended December 31, 2006 under Section 78ccc(2)(A)ii of the Securities Investor Protection Act of 1970.

7. CASH FLOW INFORMATION

Supplemental cash flow information for the year ended December 31, 2006 is as follows:

Cash payments for interest	$ 744

8. RESTATEMENT

The balance of subordinated liabilities as of December 31, 2005 in the accompanying statement of changes in liabilities subordinated to claims of general creditors has been restated to include a note payable to stockholder in the amount of $22,571.

THE LAWRENCE D. VITEZ CORPORATION

SUPPLEMENTAL DISCLOSURES, DECEMBER 31, 2006

1. The Company is exempt from the SEC Rule 15c3-3 Reserve Requirement under exemption k(1).

See independent auditors' report.

THE LAWRENCE D. VITEZ CORPORATION

RECONCILIATION OF NET CAPITAL AS OF DECEMBER 31, 2006
UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL, DECEMBER 31, 2006 (unaudited)	$	72,385
ADJUSTMENTS:		
Additions to broker-dealer commissions receivable		22,122
Decrease in haircut on money market fund		471
Additions to accounts payable		(15,386)
Reduction of fixed assets		6,599
Record interest expense on note payable to stockholder		(744)
NET CAPITAL, DECEMBER 31, 2006 (audited)	$	85,447

See independent auditors' report.

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		118,125 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		118,125 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		118,125 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	31,672 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	-31,672 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		86,453 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment securities:**		

See independent auditors' report.

1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		1,006 [3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-1,006 [3740]
10. Net Capital			85,447 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	2,706 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	80,447 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	81,386 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			40,603 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts (List)			

See independent auditors' report.

	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			40,603 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 48 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

See independent auditors' report.

GREER & WALKER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Lawrence D. Vitez Corporation:

In planning and performing our audit of the financial statements and supplemental disclosures of The Lawrence D. Vitez Corporation (the "Company") for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities, if applicable. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional

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SOUTH TRYON SQUARE, 201 SOUTH TRYON STREET, SUITE 1500, CHARLOTTE, NC 28202 USA
TELEPHONE 704·377·0239 · FACSIMILE 704·377·8663 · WWW.GREERWALKER.COM
MEMBERS OF: AMERICAN INSTITUTE OF CPAS · FINANCIAL CONSULTING GROUP, L.C. · PKF INTERNATIONAL

objectives of the practices and procedures listed in the preceding paragraph. Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the Company's internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Green & Walker, LLP

February 22, 2007

END